Phytopharm

Phytotech Limited Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.[redacted]

13 November 2006

Ref: ZM/SEC/0611139

06018691

RECEIVED
2006 NOV 22 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rule 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

Zoe McGowan
Company Secretary

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

OP03S4.1

Phytopharm

RIS

Phytopharm PLC
10 November 2006
NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   PHYTOPHARM PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

   NOTIFICATION RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

   DR DARYL REES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction
14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
    8 NOVEMBER 2006
18. Period during which or date on which it can be exercised
    8 NOVEMBER 2009 TO 7 NOVEMBER 2016
19. Total amount paid (if any) for grant of the option
    NIL
20. Description of shares or debentures involved (class and number)
    52,724 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
    FORTY SIX AND THREE QUARTER PENCE
22. Total number of shares or debentures over which options held following notification

    858,974
23. Any additional information
    PERFORMANCE CRITERIA ARE BASED ON TOTAL SHAREHOLDER RETURN COMPARED TO COMPARATOR GROUPS ON THE THIRD ANNIVERSARY OF GRANT. NO OPTIONS VEST FOR BELOW MEDIAN PERFORMANCE AND 100% VEST FOR UPPER QUARTILE PERFORMANCE AND ABOVE WITH PRO RATA VESTING BETWEEN MEDIAN AND UPPER QUARTILE PERFORMANCE. FOR 26,362 OPTIONS THE COMPARATOR GROUP COMPRISES 25 OTHER UK LISTED BIOTECH COMPANIES AND FOR 26,362 OPTIONS THE COMPARATOR GROUP IS THE FTSE SMALL CAP INDEX.
24. Name of contact and telephone number for queries
    ZOE MCGOWAN
    01480 437697

Name and signature of duly authorised officer of issuer responsible for making notification

ZOE MCGOWAN

Date of notification 10 NOVEMBER 2006

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